
January 12, 2023

Robert Duggan
Chairman and Chief Executive Officer
Summit Therapeutics Inc.
2882 Sand Hill Road, Suite 106
Menlo Park, CA 94025

> **Re: Summit Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed December 21, 2022**
> **File No. 333-268932**

Dear Robert Duggan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Subscription Price, page 40

1. Please revise to explain why the Board formed a Special Committee and identify the members of that committee.

2. We note your disclosure that in determining the Subscription Price the Special Committee considered the average price for the 30-day period prior to the filing of the preliminary proxy statement on November 29, 2022. With a view to disclosure and with reference to your risk factor disclosure at the top of page 31, please tell what consideration, if any, the Special Committee or Board has given or will give to revising the Initial Price to reflect more recent market trading. In this regard, we note that the stock price increased significantly beginning in early December. To the extent that the Initial Price will be set at a significant discount to the current market price, please revise the cover page to highlight

the size of the discount and the attendant risks to shareholders.

3.   With a view to disclosure and with reference to the second risk factor disclosures on pages 31 and 32, please tell us what consideration the Board gave to including a floor price for the offer and why it decided to include the Alternate Price feature. Also, discuss what consideration, if any, given to making subscriptions revocable in the event that the stock price materially decreases during the offering period. Similarly tell us what steps you would take if the Board were to determine during the pendency of the offering to conduct a reverse stock split either during or immediately following the offering.

4.   We note your statement on the cover page that to the extent the Alternate Price is lower than the Initial Price, you will sell additional shares of common stock. Please also revise your disclosure to discuss your plans if the Alternate Price were to decline such that the number of shares of common stock to be offered would cause you to exceed the number of authorized shares of common stock set forth in your certificate of incorporation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Alan Campbell at (202) 551-4224 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Adam Finerman, Esq.